Mail Stop 4561

September 16, 2008

John A. Bardis, President and CEO
MedAssets, Inc.
100 North Point Center East, Suite 200
Alpharetta, GA 30022

> **Re:**   **MedAssets, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 8, 2008**
> **File No. 001-33881**

Dear Mr. Bardis:

We have limited our review of your filing to those issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 3 – Authorization of the Issuance of Shares of Common Stock, page 31

1.   It appears that your filing should include all of the information called for by Item 11 of Schedule 14 in connection with the proposal to authorize the issuance of common stock in satisfaction of certain of the company's obligations under the merger agreement with Accuro. In this regard, we note that you have not discussed the general effect of the proposed issuance on your existing shareholders, for example the dilutive effect of the proposed issuance, as called for by Item 11(d). Please advise, or revise your filing as appropriate.

2.   It appears that your filing should also include the disclosure called for by Item 13(a) of Schedule 14A in connection with this proposal. In order to provide this information, you may wish to revise your filing by incorporating by reference the following filings:

   - your annual report on Form 10-K for the year ended December 31, 2007;

- your periodic reports on Form 10-Q for the quarters ended March 31, 2008, and June 30, 2008, respectively; and
- your current report on Form 8-K filed on June 3, 2008, as amended by the Form 8-K/A filed on August 13, 2008, relating to the Accuro acquisition.

Refer to Item 13(b) and (c) of Schedule 14A, and Note D to Schedule 14A, for the procedures applicable to incorporation by reference of this information.

*　　*　　*　　*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel

cc: <u>Via Facsimile (212) 728-9125</u>
       Morgan Elwyn, Esq.
       Melinda Wang, Esq.
       Willkie Farr & Gallagher LLP